Exhibit 12.1

Oshkosh Corporation

Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Fiscal Year Ended September 30,					June 30,
	2004	2005	2006	2007	2008	2009

Earnings:
Pre-tax income from continuing operations before minority interest & equity method investees	$178.3	$268.1	$321.3	$415.4	$400.7	$(1,252.7)

Fixed charges (see below)	6.2	9.2	8.9	204.4	217.1	153.1

Amortization of capitalized interest	—	—	—	—	—	—

Distributed income of equity investees	—	2.3	5.4	1.6	3.3	—

Pre-tax losses of equity method investees	—	—	—	—	—	—

Total	$184.5	$279.6	$335.6	$621.4	$621.1	$(1,099.6)

Fixed Charges:
Interest expensed	$5.2	$7.8	$7.1	$194.4	$204.9	$141.9

Interest capitalized	—	—	—	—	—	—

Amortization of premiums, discounts, and capitalized expenses related to indebtedness	0.2	0.3	0.3	6.3	7.2	7.5

Estimated interest included within rental expense	0.8	1.1	1.5	3.7	5.0	3.7

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total	$6.2	$9.2	$8.9	$204.4	$217.1	$153.1

Ratio of earnings to fixed charges (a)	30.0	30.5	37.8	3.0	2.9	—

(a)          Due to Oshkosh Corporation’s loss for the nine months ended June 30, 2009, Oshkosh Corporation did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $1,252.7 million for the nine months ended June 30, 2009.  The deficiency was primarily a result of a non-cash $1,167.4 million goodwill impairment charge and a non-cash $30.4 million impairment charge on other long-lived assets recognized during the second fiscal quarter of 2009.